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SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
The Bank of New York Trust Company, N.A., Trustee

Address of Principal Executive Office (Street and Number)
919 Congress Avenue, Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Trustee has retained a consulting firm to assist with certain procedures the Trustee performs with respect to Sarbanes-Oxley compliance matters relating to the Trust, as it has in prior years. In addition, however, the Trustee determined that additional procedures were appropriate, and those additional procedures had not been completed by the date of this filing. Although the Trustee expects to complete these procedures shortly, the procedures have not yet been completed. Once completed, the Trust’s independent accountants will then require additional time to complete their audit procedures relating to the Trust’s financial statements and internal control over financial reporting for the year ended December 31, 2006. The Trustee intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.
The Trust’s net revenues for the year-ended December 31, 2006, fell below the $5,000,000 termination threshold prescribed by the Trust Indenture, thus triggering year one of the Trust’s termination provisions. If the Trust’s 2007 net revenues also fall below the $5,000,000 termination threshold amount, the Trust will be required to terminate effective December 31, 2007. As a result of the storm damages to the production facilities at some of the properties in which the Trust has an interest, as well as all other uncertainties relating to the Trust, as described in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2005 and subsequent filings with the SEC, there is substantial uncertainty whether the Trust’s revenues in 2007 will meet the $5,000,000 threshold, and thus a substantial possibility that the Trust will terminate in accordance with its terms effective December 31, 2007. As a result of the failure of the Trust’s 2006 net revenues to meet the $5,000,000 threshold, the Trustee expects that the independent auditors’ opinion on the Trust’s 2006 financial statements will include an explanatory going concern paragraph.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	LL&E Royalty Trust By: The Bank of New York Trust Company, N.A., Trustee for LL&E Royalty Trust

/s/ SARAH NEWELL

Name: Sarah Newell Title: Assistant Treasurer
ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).